SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2011. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

a. Press release regarding the audited consolidated
financial results of Philippine Long Distance Telephone
Company (the “Company”) as at and for the year ended
December 31, 2012;
b. Annual Meeting of Stockholders of the Company (date
of meeting, record date, last day for receiving
nominations for election of directors/independent
directors, last day for receiving proxies);
c. Promotion of officers; and
d. Cash dividend declaration on the Company’s Common
Stock and Voting Preferred Stock.

Exhibit 1

March 5, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2012.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 5, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2012.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,152 As of January 31, 2013	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.
Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 5, 2013

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

2012 CONSOLIDATED CORE NET INCOME AT P37.3 BILLION
REPORTED NET INCOME AT P35.5 BILLION, 12% HIGHER
FINAL AND SPECIAL DIVIDENDS TOTALING P112/SHARE DECLARED, BRINGING DIVIDEND PAYOUT TO 100% OF
CORE INCOME FOR 6TH STRAIGHT YEAR

CONSOLIDATED SERVICE REVENUES UP 10% TO P169.3 BILLION
COMBINED CELLULAR SUBSCRIBER BASE AT 69.9 MILLION,
UP 10% FROM YE2011 – OVER 72.5 MILLION END FEBRUARY 2013
TOTAL BROADBAND SUBSCRIBERS AT 3.3 MILLION, 11% HIGHER
TWO-YEAR P67 BILLION NETWORK TRANSFORMATION COMPLETED
2013 FORECAST CAPEX OF P29.0 BILLION, LOWER BY P7.4 BILLION FROM P36.4 BILLION IN 2012

•	Consolidated Reported Net Income for 2012 at P35.5 billion, 12% higher from P31.7 billion in 2011

•	Consolidated Core Net Income of P37.3 billion for 2012

•	Final and special dividends of P60 and P52, respectively, per share declared; total dividend payout for 2012 equivalent to 100% of Core Net Income

•	Consolidated service revenues up 10% year-on-year to P169.3 billion

•	Consolidated EBITDA margin at 46% of service revenues; consolidated EBITDA down 3% to P77.3 billion

•	Consolidated free cash flow at P37.8 billion for 2012

•	Cellular subscriber base at 69.9 million, net additions of 6.2 million for the year

•	Total broadband subscribers at 3.3 million; aggregate revenue contribution from broadband and internet services of P23.7 billion for 2012, 26% higher than last year

•	Two-year P67 billion network transformation completed

•	2013 forecast capex of P29.0 billion, lower by P7.4 billion from P36.4 billion in 2012

MANILA, Philippines, 5th March 2013 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2012 with Reported Net Income, after reflecting exceptional transactions for the period, rose 12% to P35.5 billion, from P31.7 billion in 2011. These results reflect the consolidation of the operating performance of Digital Telecommunications Philippines, Inc. (“Digitel”) from its acquisition on 26th October 2011.

Consolidated Core Net Income, before exceptional items, amounted to P37.3 billion. While the full year Core Net Income was 4% lower than the P39 billion recorded in 2011, the second semester core profit of P18.7 billion was flat to the first semester and improved 4% over the second semester of 2011, when much of the decline was incurred.
Exhibit 1

Despite higher service revenues, Core Net Income declined as a result of higher operating expenses relating mainly to the manpower reduction programs at PLDT, Smart and Digitel and selling and promotions initiatives.

Reported Net Income was impacted by the decline in Core Net Income, higher net foreign exchange and derivative gains and lower asset impairment charges.

EBITDA margin for 2012 dipped to 46%, from 52% in 2011, partly reflecting Digitel’s lower margins in addition to the manpower right-sizing expenses and higher selling and promotion expenses. Consolidated EBITDA for 2012 was lower by 3% at P77.3 billion compared with P80.0 billion in 2011. Without the P3.8 billion charge relating to the manpower right-sizing programs, EBITDA would have been P81.1 billion, or P1.1 billion higher than 2011, and EBITDA margin would have been 48%.

Overall consolidated service revenues for 2012 increased by 10% to P169.3 billion, reflecting the combined effect of a 15% increase in wireless revenues, 4% increase in fixed line revenues, and a 15% rise in BPO revenues.

Earlier today, the Company’s Board of Directors declared a final dividend of P60 per share as well as a special dividend of P52 per share. This brings the 2012 total dividend payout to P172 per share, equivalent to 100% of Core Income.“This is the sixth straight year that we have paid out 100% of our core earnings. Despite increased capex levels, we have continued to generate strong free cash flows and sustained our commitment to our shareholders,” stated Manuel V. Pangilinan, PLDT Chairman.

“Our financials for 2012 reflect full year results of Digitel for the first time, as well as our successful navigation of the various challenges we faced during the year – the intense competition in the wireless space, the integration of Digitel and Sun operations into the group, the continued push for the growth of broadband, the completion of our network transformation, the rationalization of our business portfolio leading to the sale of our BPO businesses, and the beginning of our involvement in the media space,” remarked Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Consolidated free cash flow reached P37.8 billion, or P9.4 billion lower compared with 2011. Consolidated capital expenditures for 2012 amounted to P36.4 billion as the PLDT Group completed its two-year network transformation program ahead of schedule. Capital expenditures are expected to return to below 20% of revenues beginning in 2013. The Group’s super-charged network, unrivalled in terms of coverage, capacity and resiliency, now encompasses:

•	3G population coverage of 71%

•	1,000 operational LTE sites with contiguous coverage in major CBDs as well as all of Metro Manila and other major cities

•	54,000 kilometers of fiber assets in place, and 14,000 kilometers of fiber-to-the home rolled out

•	Fiber and IP-readiness for close to 100% of Metro Manila sites

•	Four international cable landing stations

•	Double internet gateway capacity

Exhibit 1

The Group’s consolidated net debt stood at US$1.9 billion as at 31st December 2012. Gross debt amounted to US$2.9 billion, with the inclusion of Digitel’s debt amounting to US$0.5 billion. Net debt to EBITDA was at 1.0x. The Company’s debt maturities continue to be well spread out, with over 70% due in and after 2015. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 46%. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, only 34% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT is the first Philippine company to be rated “investment grade” by all three major international ratings agencies.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 31st December 2012 was 69.9 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 25.5 million subscribers under its mainstream Smart brands, while value brand Talk ‘N Text ended with 28.4 million subscribers as a result of 8.0 million net additions for the year. Digitel had 15.7 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base, inclusive of Sun Cellular’s 1.6 million postpaid customer count, soared to 2.3 million at the end of 2012, the highest in the industry. Smart’s postpaid additions of 133,000 for the year are an all-time high. As of February 2013, our cellular subscriber base rose to over 72.5 million.

On the other hand, the Group’s combined broadband subscriber base hit 3.3 million at the end of 2012, double that of competition, and representing net additions of about 335,000 for the PLDT Group’s various broadband services. SmartBro, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of about 1.73 million at the end of the period, over 1.2 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by over 68,000 for 2012, bringing the total subscriber base to 829,000, while Digitel had a total of 75,000 DSL subscribers.

For the fixed line businesses of both PLDT and Digitel, the subscriber base totaled 2.1 million at the end of 2012, nearly three times that of competition.

Service Revenues

Smart/Sun continues to lead the industry in terms of both revenues and subscribers. With the addition of Sun Cellular, wireless service revenues increased by 15% to P117.4 billion for 2012, compared with the P102.1 billion recognized last year.

Total broadband and internet revenues for 2012 totaled P23.7 billion, a 26% growth rate year-on-year; broadband and internet now account for 13% of total group service revenues. Smart wireless broadband revenues, exclusive of mobile internet revenues, increased by 4% to P6.7 billion, compared with the P6.5 billion recorded last year.

Exhibit 1

Moreover, mobile internet usage continues to grow strongly, with Smart’s mobile internet revenues increasing by 56%, from P1.6 billion at the end of 2011 to P2.6 billion at the end of 2012, and Sun Broadband revenues of P0.6 billion. PLDT DSL generated P10.6 billion in revenues for 2012, up 12% from P9.5 billion in 2011.

“With our network now super-charged, we have proceeded to the next phase of enhancing quality of service. With four times more fiber assets than the competition, we are more than ready to take on the data explosion, especially as we expect the advent of smartphones in the US$50 range in the near future,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed line service revenues increased by P2.5 billion or 4% to P61.3 billion in 2012 from P58.8 billion in 2011. Digitel contributed P3.3 billion to total fixed line revenues. PLDT enterprise data and DSL revenues continued on their growth path on the back of a 12% increase in DSL revenues and a 2% increase in third party corporate data revenues. On the other hand, the ILD and NLD businesses of PLDT posted a 10% decline in revenues.

“We are excited to see the market accepting the new services on the Fixed Line side, both for Home and Enterprise,” declared Napoleon L. Nazareno.

The Group’s BPO operations were consolidated in 2011 under SPi Global Holdings, Inc (“SPi”). Last February 2013, it was announced that PLDT had agreed to sell the SPi businesses to Asia Outsourcing Gamma Ltd (“AOG”), a company controlled by CVC Capital Partners. PLDT also announced its intention to take a 20% stake in AOG. The transactions are expected to conclude early April 2013. SPi generated revenues of P9.9 billion in 2012, an increase of 15% over the previous year.

Investment in PDRs of MediaQuest

Last May 2012, PLDT announced the financial investment of P6 billion by ePLDT, a wholly-owned PLDT subsidiary, in Philippine Depositary Receipts (PDRs) to be issued by MediaQuest Holdings, Inc. MediaQuest is a wholly-owned entity of the PLDT Beneficial Trust Fund, and has investments in media assets that include TV5 and CignalTV, among others. The P6 billion has been advanced as deposit on future PDR subscription.

The PLDT Board has confirmed that the P6 billion investment in MediaQuest PDRs will give PLDT a 40% economic interest in MediaScape, the wholly owned subsidiary of MediaQuest that operates a direct-to-home (DTH) pay-TV business under the brand name CignalTV.

Investments in MediaScape will be equity accounted in ePLDT’s financials as soon as the PDRs are issued.

Earlier today, the PLDT Board approved additional investments by ePLDT:

•	P3.6 billion for 40% economic interest in SatVentures, which in turn holds the residual 60% economic interest in MediaScape.

•	P1.95 billion for 100% economic interest in Hastings Holdings, which holds print-related investments including minority positions in the Philippine Star, the Philippine Daily Inquirer, and BusinessWorld

Exhibit 1

These investments are consistent with the overall strategy of broadening the PLDT Group’s distribution platforms and increasing PLDT’s ability to deliver multi-media content to its customers across the group’s broadband and mobile networks.

Conclusion

“We are happy to note our improved performance in the second half of 2012, which was 4% higher than the second half of 2011. Even more encouraging was our fourth quarter profit of P9.3 billion, 10% higher than the fourth quarter of 2011. Both indicators would have shown increases relative to the first half and third quarter of 2012, respectively, if not for the various manpower reduction programs which reduced fourth quarter profits by P2 billion. While I believe the bottom is likely to be behind us and we have successfully defended our market share in the last few quarters, much still has to be done. Accordingly, we are guiding our Core Net Profit towards P38.3 billion in 2013, a gain of about P1 billion over 2012, an improvement after two years of decline. Capital expenditures are expected to reduce from 2012 by P7.4 billion to P29 billion with the successful completion of our network transformation program,” concluded Manuel V. Pangilinan.

####

Exhibit 1

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2012 and 2011
(in million pesos, except par value per share amounts and number of shares)

	2012	2011
(As Adjusted*)
ASSETS

Noncurrent Assets
Property, plant and equipment	200,078	200,142
Investments in associates and joint ventures and deposit	27,077	17,865
Available-for-sale financial investments	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion	205	150
Investment properties	712	1,115
Goodwill and intangible assets	74,250	83,303
Deferred income tax assets – net	5,483	5,975
Prepayments – net of current portion	10,893	8,869
Advances and other noncurrent assets – net of current portion	1,376	1,340

Total Noncurrent Assets	325,725	325,940

Current Assets
Cash and cash equivalents	37,161	46,057
Short-term investments	574	558
Trade and other receivables	16,379	16,245
Inventories and supplies	3,467	3,827
Derivative financial assets	–	366
Current portion of investment in debt securities and other long-term investments	150	358
Current portion of prepayments	5,144	6,345
Current portion of advances and other noncurrent assets	8,116	126

	70,991	73,882
Assets classified as held-for-sale	13,752	–

Total Current Assets	84,743	73,882

TOTAL ASSETS	410,468	399,822

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock, Php10 par value per share, authorized - 807,500,000 shares; issued and outstanding - 36,002,970 shares as at December 31, 2012 and 441,912,370 shares as at December 31, 2011	360	4,419
Voting preferred stock, Php1 par value per share, authorized, issued and outstanding - 150,000,000 shares as at December 31, 2012	150	–
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at December 31, 2012; and issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011	1,093	1,085
Treasury stock - 2,724,111 shares as at December 31, 2012 and 2011	(6,505)	(6,505)
Capital in excess of par value	130,566	127,246
Retained earnings	24,794	26,232
Other comprehensive income	790	(644)
Reserves of a disposal group classified as held-for-sale	(2,188)	–

Total Equity Attributable to Equity Holders of PLDT	149,060	151,833
Noncontrolling interests	182	386

TOTAL EQUITY	149,242	152,219

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at December 31, 2012 and 2011
(in million pesos)

	2012	2011
(As Adjusted *)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	102,821	91,280
Deferred income tax liabilities – net	5,713	7,078
Derivative financial liabilities	2,802	2,235
Customers’ deposits	2,529	2,272
Pension and other employee benefits	1,822	609
Deferred credits and other noncurrent liabilities	21,950	22,642

Total Noncurrent Liabilities	137,637	126,116

Current Liabilities
Accounts payable	30,451	29,554
Accrued expenses and other current liabilities	72,911	58,271
Current portion of interest-bearing financial liabilities	12,989	26,009
Provision for claims and assessments	1,555	1,555
Dividends payable	827	2,583
Derivative financial liabilities	418	924
Income tax payable	1,809	2,591

	120,960	121,487
Liabilities directly associated with assets classified as held-for-sale	2,629	–

Total Current Liabilities	123,589	121,487

TOTAL LIABILITIES	261,226	247,603

TOTAL EQUITY AND LIABILITIES	410,468	399,822

*	Certain amounts shown here do not correspond to the 2011 consolidated financial statements and reflect adjustments made as detailed in Note 13 – Business Combinations and Acquisition of Noncontrolling Interests – PLDT’s Acquisition of Digitel.

See accompanying Notes to Consolidated Financial Statements.

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2012, 2011 and 2010
(in million pesos, except earnings per common share amounts)

	2012	2011	2010
		(As Adjusted *)

REVENUES
Service revenues	160,189	145,834	148,597
Non-service revenues	3,295	2,645	2,217

	163,484	148,479	150,814

EXPENSES
Depreciation and amortization	32,354	27,539	25,881
Compensation and employee benefits	23,042	15,089	19,148
Repairs and maintenance	12,604	10,053	9,087
Interconnection costs	11,556	12,586	13,928
Selling and promotions	9,708	7,807	5,244
Cost of sales	8,747	5,443	4,771
Rent	5,860	3,938	3,699
Professional and other contracted services	5,361	5,143	4,462
Asset impairment	5,286	10,200	1,420
Taxes and licenses	3,506	3,554	2,508
Communication, training and travel	2,042	1,645	1,535
Insurance and security services	1,564	1,326	1,193
Amortization of intangible assets	921	117	163
Other expenses	1,472	1,662	1,637

	124,023	106,102	94,676

	39,461	42,377	56,138

OTHER INCOME (EXPENSES)
Foreign exchange gains (losses) – net	3,282	(735)	1,850
Equity share in net earnings of associates and joint ventures	1,538	2,035	1,408
Interest income	1,354	1,357	1,180
Gains (losses) on derivative financial instruments – net	(2,009)	201	(1,741)
Financing costs – net	(6,876)	(6,454)	(6,530)
Other income	6,003	2,947	1,929

	3,292	(649)	(1,904)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	42,753	41,728	54,234
PROVISION FOR INCOME TAX	8,012	10,922	13,490

NET INCOME FROM CONTINUING OPERATIONS	34,741	30,806	40,744
INCOME (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS	660	831	(485)

NET INCOME	35,401	31,637	40,259

ATTRIBUTABLE TO:
Equity holders of PLDT	35,454	31,697	40,217
Noncontrolling interests	(53)	(60)	42

	35,401	31,637	40,259

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	163.86	163.24	212.85
Diluted	163.86	163.10	212.85

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	160.80	158.90	215.45
Diluted	160.80	158.77	215.45

Exhibit 1

*	Certain amounts shown here do not correspond to the 2011 and 2010 consolidated financial statements and reflect adjustments made as detailed in Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

See accompanying Notes to Consolidated Financial Statements.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and business process outsourcing – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

March 5, 2013

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

March 5, 2013

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,152 As of January 31, 2013	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

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Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

5.	March 5, 2013

Date of Report (Date of earliest event reported)

6.	SEC Identification Number PW-55

7.	BIR Tax Identification No. 000-488-793

8.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 4 (Resignation and Election of Director and Election/Appointment of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 5, 2013:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2013:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 14, 2013 at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”).

Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June. Due to the proximity of June 11, 2013 (second Tuesday in the month of June 2013) to the Independence Day holiday, the Annual Meeting has been moved to June 14, 2013.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 15, 2013. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 7, 2013.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 9, 2013.

(e)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 14, 2013.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board approved the promotion of the following persons to the positions indicated opposite their respective names, effective March 5, 2013:

Name	Position

1. Katrina C. Luna-Abelarde	From Vice President to First Vice President, Small and Medium Enterprise

2. Juan Victor I. Hernandez	From Vice President to First Vice President, Corporate Business

3. Anna Isabel V. Bengzon	From Vice President to First Vice President

Exhibit 2

4. Melissa V. Vergel de Dios	From Vice President to First Vice President, Investor Relations

5. Raul S. Alvarez	From Assistant Vice President to Vice President, Home Marketing Support

6. Joselito S. Limjap	From Assistant Vice President to Vice President, ICT Research and Development

7. Ma. Carmela F. Luque	From Assistant Vice President to Vice President, Financial and Corporate Audit

3.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2012, which are sufficient to cover the total amount of dividends declared:

a.	Final regular dividend of ?60.00 per outstanding share of the Company’s Common Stock, payable on April 18, 2013 to the holders of record on March 19, 2013.

b.	Special dividend of ?52.00 per outstanding share of the Company’s Common Stock, payable on April 18, 2013 to the holders of record on March 19, 2013.

b.	2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2013, payable on April 15, 2013, to the holder of record on March 20, 2013.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 5, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 5, 2013